

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

Via E-mail
Ms. Ping Wei
Chief Financial Officer
China Distance Education Holdings Limited
18th Floor, Xueyuan International Tower
1 Zhichun Road, Haidian District
Beijing 100083, People's Republic of China

      Re: **China Distance Education Holdings Limited**
                Form 20-F for the Year Ended September 30, 2012
                Filed January 31, 2013
                File No. 001-34122

Dear Ms. Wei:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ Carlos Pacho for

                                            Larry Spirgel
                                            Assistant Director